(An Exploration-Stage Company)
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

September 30, 2011

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Esperanza Resources Corp. for the nine months ended September 30, 2011 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars - Unaudited)

	September 30, 2011	December 31, 2010
ASSETS

Current
Cash and cash equivalents (Note 3)	$ 22,176,209	$ 10,179,671
Receivables (Note 4)	349,873	273,675
Prepaid expenses	59,070	43,703
	22,585,152	10,497,049
Non-current
Equipment (Note 5)	59,309	44,070
Investment in associated company	1,458,273	2,894,157
Exploration and evaluation assets (Note 6)	1,702,516	1,747,010
	$ 25,805,250	$ 15,182,286
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 379,411	$ 463,007
EQUITY
Share capital (Note 8)	36,633,992	45,137,136
Reserves (Note 8)	9,198,635	9,067,990
Deficit	(20,406,788)	(39,485,847)
	25,425,839	14, 719, 279
	$ 25,805,250	$ 15,182,286

Nature of operations (Note 1)

Contingencies and commitments (Note 12)

The accompanying notes are an integral part of these consolidated interim financial statements.

Approved on behalf of the Board of Directors on November 22, 2011

“George Elliott"

Director

“William J. Pincus"

Director

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Comprehensive Earnings (Loss)

(Expressed in Canadian Dollars - Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
OPERATING EXPENSES
Audit, accounting and legal	24,509	60,083	189,364	204,538
Depreciation	2,916	3,746	10,687	12,055
Directors’ fees	17,688	23,547	62,627	70,252
Exploration expenses (Note 7)	1,465,846	673,800	3,683,771	2,477,554
Foreign exchange	(8,160)	(2,909)	3,949	(12,976)
Investor relations and shareholder information	133,863	84,171	365,905	304,280
Office costs	73,214	66,342	214,265	203,400
Salaries and administration fees	122,811	184,712	458,892	499,464
Share-based compensation	-	-	500,396	1,003,744
Transfer agent and regulatory fees	30,035	7,932	108,290	80,190
Travel and related costs	979	1,356	13,649	17,890
LOSS FROM OPERATIONS	(1,863,701)	(1,102,780)	(5,611,795)	(4,860,391)
OTHER ITEMS
Equity in loss of associated company	(586,328)	-	(1,435,884)	-
Interest income	28,565	20,159	84,037	42,349
Miscellaneous income	8,085	-	30,412	-
Gain on sale of exploration and evaluation asset	26,012,289	-	26,012,289	-
	25,462,611	20,159	24,690,854	42,349
NET INCOME (LOSS) AND COMPREHENSIVE
INCOME (LOSS) FOR THE PERIOD	23,958,910	(1,082,621)	19,079,059	(4,818,042)
Basic and diluted earnings/(loss) per share	$ 0.45	$ (0.02)	$ 0.34	$ (0.09)
Weighted average number of shares outstanding, basic and diluted	52,894,803	52,898,921	55,788,518	51,922,683

The accompanying notes are an integral part of these consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

	Nine months ended September 30,
	2011	2010
CASH FLOWS FROM (TO)
OPERATIONS
Net income (loss) for the period	$ 19,079,059	$ (4,818,042)
Items not affecting cash:
Depreciation	10,687	12,055
Depreciation in exploration expense	9,297	14,151
Equity in loss of associated company	1,435,884	-
Gain on disposal of equipment	(14,683)	-
Gain on sale of San Luis	(26,012,289)	-
Stock-based compensation	500,396	1,003,744
Changes in non-cash working capital items:
Receivables	(76,198)	51,912
Prepaid expenses	(15,367)	(16,582)
Accounts payable and accrued Liabilities	(83,596)	(3,792)
	(5,166,810)	(3,756,554)
INVESTING
Equipment	(35,223)	(17,794)
Mineral properties	-	(5,101)
Proceeds on disposal of equipment	14,683	-
Proceeds on sale of San Luis property	17,000,000	-
Costs of the sale of San Luis property	(955,597)	-
	16,023,863	(22,895)
FINANCING
Shares issued for cash	1,139,485	6,073,537
Share issue costs	-	(252,606)
	1,139,485	5,820,931
Change in cash and cash equivalents in the period	11,996,538	2,041,482
Cash and cash equivalents, beginning of period	10,179,671	5,584,553
Cash and cash equivalents, end of period	22,176,209	7,626,035

The accompanying notes are an integral part of these consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Change in Equity

(Expressed in Canadian Dollars Unaudited)

For the nine months ended September 30, 2011 and 2010

	Share capital		Reserves $	Deficit $	Total $
	Number of shares	Amount $
Balance January 1, 2010	47,934,521	34,960,559	5,961,586	(33,526,901)	7,395,244
Issue of shares	4,500,000	3,706,250	1,918,750	-	5,625,000
Share issue costs	-	(166,720)	(85,887)	-	(252,607)
Exercise of share options	756,200	448,538	-	-	448,538
Transfer of value on exercise of share options	-	233,066	(233,066)	-	-
Share based payment			1,003,744		1,003,744
Profit (loss) for the period	-	-	-	(4,818,042)	(4,818,042)
Balance September 30, 2010	53,190,721	39,181,693	8,565,127	(38,344,943)	9,401,877
Balance at January 1, 2011	56,767,221	45,137,136	9,067,990	(39,485,847)	14,719,279
Exercise of share options	462,000	679,760	-	-	679,760
Reclassify contributed surplus on exercise of options	-	302,622	(302,622)	-	-
Exercise of warrants	262,700	459,725	-	-	459,725
Reclassify contributed surplus on exercise of warrants	-	67,129	(67,129)	-	-
Share based payment	-	-	500,396	-	500,396
Share cancellation	(6,459,600)	(10,012,380)	-	-	(10,012,380)
Profit (loss) for the period	-	-	-	19,079,059	19,079,059
Balance September 30, 2011	51,032,321	36,633,992	9,198,635	(20,406,788)	25,425,839

The accompanying notes are an integral part of these consolidated financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

1.

NATURE AND CONTINUANCE OF OPERATIONS

Esperanza Resources Corp. (the “Company” or “Esperanza”) was formed by way of amalgamation pursuant to the Company Act (British Colombia) and its principal business activities are the acquisition, exploration and development of mineral exploration properties. The address of the Company’s head office is #501 – 543 Granville Street, Vancouver, BC, Canada V6C 1X8. The consolidated financial statements of the Company as at and for the period ended September 30, 2011, comprise the Company and its subsidiaries. Esperanza is the ultimate parent. Esperanza’s principal property interest is its 100% owned Cerro Jumil Project located in Mexico.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, obtaining the necessary permits to mine and future profitable production or proceeds from the disposition of the mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Adoption of International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. The impact of the transition to IFRS on the Company’s reported equity as at September 30, 2010, and comprehensive income for the three and nine months ended September 30, 2010, is provided in note 14. This note also includes the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 22, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011, could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company’s interim

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES

financial statements for the quarter ended June 30, 2011, prepared in accordance with IFRS applicable to interim financial statements.

Future accounting changes

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective:

IAS 12, Income taxes, was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.

IAS 27, Separate Financial Statements, replaced the existing IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IAS 27 on its financial results and financial position.

IAS 28, Investments in Associates and Joint Ventures, was amended in 2011 and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IAS 28 on its financial results and financial position.

IFRS 9, Financial Instruments, was issued in November 2009 and is the first step to replace current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the effect of IFRS 9 on its financial results and financial position; however any changes are not expected to be material. IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation—Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 10 on its financial results and financial position.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 11 on its financial results and financial position.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 12 on its financial statement disclosures.

IFRS 13, Fair Value Measurements, defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 13 on its financial results and financial position.

3.

CASH AND CASH EQUIVALENTS

	September 30, 2011 $	December 31, 2010 $

Cash	623,192	6,174,206
Short-term bank deposits	21,553,017	4,005,465
	22,176, 209	10,179, 671

4.

TRADE OTHER RECEIVABLES

	September 30, 2011 $	December 31, 2010 $

Current
Accounts receivable	349,874	273,675

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

4.

TRADE AND OTHER RECEIVABLES (continued)

The carrying amounts of the Company’s trade and other receivables are denominated in the following currencies:

	September 30, 2011 $	December 31, 2010 $
Currency
Canadian dollar	45,109	29,482
US dollar	73,819	21,298
Mexican pesos	227,111	218,978
Peruvian sols	3,835	3,917
	349,874	273,675

5.

 EQUIPMENT

	Office	Computer	Vehicles	Camp	Total
Cost
As at January 1 2010	$ 43,390	$ 74,289	$ 58,435	$ 12,530	$ 188,644
Additions	7,472	22,742	-	-	30,214
As at December 31, 2010	50,862	97,031	58,435	12,530	218,858
Additions	5,956	-	29,267	-	35,223
Disposal		(25,731)	(31,450)	(12,530)	(69,711)
As at September 30, 2011	56,818	71,300	56,253	-	184,371
Accumulated depreciation
As at January 1, 2010	18,853	64,163	44,022	12,530	139,568
Additions	8,445	12,362	14,413	-	35,220
As at December 31, 2010	27,298	76,525	58,435	12,530	174,788
Additions	5,427	7,762	4,986	-	18,175
Disposal		(25,731)	(29,640)	(12,530)	(67,901)
As at September 30, 2011	32,725	58,556	33,781	-	125,062
Net book value
As at January 1, 2010	24,537	10,126	14,413	-	49,076
As at December 31, 2010	23,564	20,506	-	-	44,070
As at September 30, 2011	24,094	12,744	22,471	-	59,309

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

6.

EXPLORATION AND EVALUATION ASSETS

	September 30, 2011	December 31, 2011

Cerro Jumil – Mexico	$ 1,643,358	$ 1,643,358
San Luis – Peru	-	44,494
Pucarana – Peru	33,195	33,195
Utcucocha – Peru	10,330	10,330
Sante Fe – Peru	6,482	6,482
Other minor properties – Peru	9,151	9,151

Balance	$ 1,702,516	$ 1,747,010

(a)

San Luis, Peru

Esperanza held a 30% interest in this project. In July 2011 Esperanza sold its minority interest in this project to Silver Standard Resources Inc., (“Silver Standard”) the majority owner and operator. The sale was completed for total consideration of $27,012,380 as follows:

i)

a payment of $17 million in cash;

ii)

The return of 6,459,600 shares of Esperanza owned by Silver Standard which Esperanza canceled, at a value of $10,012,380; and

iii)

A one percent net smelter return royalty on all production from the property, which was assigned a nil value due to the uncertainties regarding the various valuation assumptions which affect the timing and amount of any future cash flows.

The net gain on sale of the property was $26,012,289 after deducting the costs of the transaction which included management and staff bonuses and legal fees.

(b)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Estrella Gold Corporation’s (“Estrella”) Pucarana Gold Property (“Pucarana”), located in southern Peru. The Company incurred sufficient exploration expenditures on the property by September 30, 2011 in order to earn a 51% interest. In November 2011 Esperanza informed Estrella of its decision to exercise its option.

(c)

Cerro Jumil, Mexico

The Cerro Jumil property is 100% owned by the Company subject to a 3% net smelter return royalty. In September 2011 the Company completed an updated Preliminary Economic Assessment on the property.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

7.

 EXPLORATION EXPENSE

Exploration expenditures incurred for the nine months ended September 30, 2011 were as follows:

	Mexico		Peru					Total
	Cerro Jumil	Other	Pucarana	Colqui Orcco	Pucara	San Luis	Other & General	Total
Assays	$ 129,175	$ 9,747	$ 8,925	$ 14,444	$ -	$ -	$ 1,391	$ 163,682
Community programs	1,240	-	2,049	6,120	2,383	-	1,240	13,032
Consulting	19,717	-	23,863	48,666	1,006	-	12,085	105,337
Contract services	385,507	127,678	170,962	43	-	-	-	684,190
Drilling	718,952	-	45,637	428,494	-	-	-	1,193,083
Engineering	6,373	-	-		-	-	-	6,373
Environmental / permitting	617	-	7,656	6,397	-	-	-	14,670
Feasibility Studies	22,540	3,248	-		-	-	-	25,788
Field costs	119,043	46,196	38,152	84,019	446	-	2,001	289,857
Field rent and utilities	41,315	-	-				-	41,315
Office & administrative	-	-	1,027	570	46	-	3,768	5,411
Property tax	29,617	33,147	20,131	9,629	-	-	13,893	106,417
Salaries and benefits	95,853	46,004	123,534	207,717	15,346	11,181	192,020	691,655
PEA	52,634	-	-		-	-	-	52,634
Road and access costs	67,991	-	-		-	-	1,213	69,204
Travel	5,814	3,881	32,462	23,126	771	5,626	20,230	91,910
Vehicles	53,808	10,183	19,949	18,125	1,091	-	26,057	129,213
	$ 1,750,196	$ 280,084	$ 494,347	$ 847,350	21,089	$ 16,807	$ 273,898	$ 3,683,771

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

7.

EXPLORATION EXPENSE (continued)

Exploration expenditures incurred for the nine months ended September 30, 2010 were as follows:

	Mexico	Peru
	Cerro Jumil	General	Pucarana	Sante Fe	San Luis	Sayirosa	General & Other	Total
Assays	$ 205,521	$ 14,211	$ -	$ 120	$ -	$ 3,997	$ 10,920	$ 234,769
Community programs	-	-	2,650	-	-	193	1,124	3,967
Consulting	297,821	18,750	20	23	-	1,266	9,565	327,445
Contract Services	-	128	-	-	-	-	4,689	4,817
Drilling	488,234	-	-	-	-	-	-	488,234
Environmental / permitting	51,215	-	-	-	-	-	4,479	55,694
Feasibility studies	59,551	-	-	-	12,546	-	-	72,097
Field costs	107,544	49,077	326	94	-	184	7,648	164,873
Office & administrative	3,475	47	368	-	-	-	19,185	23,075
Property tax	53,270	3,303	20,605	-	-	1,753	65,477	144,408
PEA	404	-	-	-	-	-	-	404
Road and access costs	72,426	-	-	-	-	-	-	72,426
Salaries and benefits	193,616	66,708	22,626	12,465	4,331	23,102	344,614	667,462
Travel	20,877	-	2,088	229	1,181	1,515	36,626	62,516
Vehicles	54,289	28,889	6,233	178	-	670	30,092	120,351
Warehouse rental	35,016	-	-	-	-	-	-	35,016
	$ 1,643,259	$ 181,113	$ 54,916	$ 13,109	$ 18,058	32,680	$ 534,419	$ 2,477,554

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

8.

EQUITY

(a)

Share capital

Authorized share capital consists of an unlimited number of common shares without par value.

(b)

Share options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”). The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company. The maximum term of the options is five years and the vesting requirements are determined at the time of each grant. The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting.

In June 2011 the Company granted 779,500 stock options to certain of its directors, officers, employees and consultants with an exercise price of $1.49 and a life of 5 years. The options were valued using a Black-Scholes option pricing model with a stock price of $1.49, an option life of 3 years, a risk-free interest rate of 1.57%, a dividend yield of 0% and a volatility of 63%. The Company recognized stock-based compensation expense of $500,396 with the offsetting credit to reserves.

The continuity of share purchase options for the period ended September 30, 2011 is as follows:

Expiry Date	Exercise Price	Balance Dec 31, 2010	Granted	Exercised	Expired / Cancelled	Balance Sept 30, 2011
18-May-11	1.56	625,000		(250,000)	(375,000)	-
12-Sept-12	1.91	200,000				200,000
8-Feb-13	1.40	820,000				820,000
27-Feb-13	1.40	200,000		(200,000)		-
6-Oct-13	0.69	90,000				90,000
22-May-14	0.69	335,000		(10,000)		325,000
10-Jun-14	0.70	35,000				35,000
8-Apr-15	1.53	100,000				100,000
8-Jun-15	1.43	1,378,500		(2,000)		1,376,500
10-Jun-16	1.49		779,500			779,500
		3,783,500	779,500	(462,000)	(375,000)	3,726,000
Weighted average exercise price		$ 1.38	$ 1.49	$ 1.47	$ 1.56	$ 1.38

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

8.

EQUITY (continued)

(c)

Share Purchase Warrants

The continuity of share purchase warrants for the period ended September 30, 2011 is as follows:

Expiry Date	Exercise Price	Balance Dec 31 2010	Exercised	Balance Sept 30, 2011
16-Feb-12	1.75	3,957,500	(262,700)	3,694,800
4-Mar-12	1.75	300,000	-	300,000
8-Feb-13	2.75	3,062,846	-	3,062,846
		7,320,346	(262,700)	7,057,646
Weighted average exercise price		$2.17	$1.75	$2.18

(d)

Net Earnings Loss Per Share

The calculation of basic and diluted earnings (loss) per share for the nine months ended September 30, 2011 was based on the net profit attributable to common shareholders of $ 21,634,059 (2010 loss - $ 4,818,042) and a weighted average number of common shares outstanding of 55,788,518 (2010 – 51,922,683). The diluted gain/ loss per share did not include the effect of share purchase options and warrants because they were anti-dilutive.

(e)

Reserves

	Warrants	Brokers’ Warrants	Share based Compensation	Total
Amount as at January 1, 2010	$ 2,046,575	$ 356,212	$ 3,558,799	$ 5,961,586
Private placements	2,442,051	77,399	-	2,519,450
Share based compensation	-	-	1,003,744	1,003,744
Stock options exercised	-	-	(416,790)	(416,790)
Amount as at December 31, 2010	4,488,626	433,611	4,145,753	9,067,990
Share based compensation	-	-	500,396	500,396
Stock options exercised	-	-	(302,622)	(302,622)
Warrants exercised	(67,129)	-	-	(67,129)
Amount as at September 30, 2011	$ 4,421,497	$ 433,611	$ 4,343,527	$ 9,198,635

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

9.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

10.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	For the nine months ended September 30
	2011	2010
Salaries	379,318	371,886
Share based payments	208,632	499,140
Bonus	501,060	-
	1,089,010	871,026

Related party assets and liabilities
	Service or item	As at September 30, 2011	As at September 30, 2010

Amounts due from management	Travel advances	-	17,366

During the nine months ended September 30 31, 2011 the Company paid $147,600 (2010 - $147,600) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services. At September 30, 2011, the Company was indebted to Seabord in the amount of $127 (2010 - $152). At September 30, 2011 Esperanza had a deposit for future services with Seabord amounting to $10,000 (2010 - $10,000) which was included in prepaid expenses. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. All balances due to related parties are included in accounts payable and accrued liabilities.

11.

FINANCIAL AND CAPITAL RISK MANAGEMENT

a)

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

11.

FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, Mexico and Peru. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies. The risk is that there could be a significant change in the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol. A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at September 30, 2011 the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos and Peruvian sols:

	US$	Mexican Pesos	Peruvian Sols
Cash and cash equivalents	228,500	14,900	17,500
Receivables	71,500	2,973,400	-
Accounts payable and accrued liabilities	(151,800)	(406,300)	(227,600)
Net exposure	148,200	2,582,000	(210,100)

Canadian dollar equivalent	153,100	197,200	(79,200)

Based on the above net exposures as at September 30, 2011 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $ 27,100 in the loss from operations.

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at September 30, 2011 are mainly held in savings accounts and accordingly credit risk is minimized. The Company’s receivables are mainly VAT receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in note 11 (b).

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s cash is held mainly in term deposits and therefore there is currently minimal interest rate risk.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

11.

FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

 b)

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. Esperanza relies mainly on equity issuances to raise new capital and on entering into joint venture agreements on certain properties which enables it to conserve capital and to reduce risk. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

12.

CONTINGENCIES AND COMMITMENTS

At September 30, 2011, the Company had a commitment on an office lease in Denver which expires June 30, 2012. The estimated total rent payable on the remaining portion of the lease is US$ 54,500. Of this amount, US$18,100 is due in 2011 and US$36,400 is due in 2012.

13.

FINANCIAL INSTRUMENTS

The Company has classified its financial assets as follows:

September 30, 2011
Financial assets	FVTPL (1)	Loan and receivables

Cash and cash equivalents	$ 22,176,209	$ -
Receivables		349,873
	$ 22,176, 209	$ 349,873

 (1) Fair Value Through Profit or Loss

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

13.

FINANCIAL INSTRUMENTS (continued)

December 31, 2010
Financial assets	FVTPL (1)	Loan and receivables

Cash and cash equivalents	$ 10,179,671	$ -
Receivables		273,675
	$ 10,179,161	$ 273,675

The carrying value of its financial assets approximates their fair value as at September 30, 2011 due to their short term maturity. The Company classifies its only financial liability, accounts payable and accrued liabilities as other financial liabilities. The total other liabilities outstanding at September 30, 2011 was $379,411 (December 31, 2010 - $463,007). The carrying value of its financial liabilities approximates their fair value as at September 30, 2011 due to their short term maturity.

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

As stated in Note 2, these are Esperanza’s first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 2 have been applied in preparing the consolidated interim financial statements for the nine months ended September 30, 2011, the comparative information for the nine months ended September 30, 2010, the financial statements for the year ended December 31, 2010 and the preparation of an opening IFRS statement of financial position on the Transition Date, January 1, 2010.

The guidance for the first time adoption of IFRS is set in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for the first time adopters of IFRS. Esperanza elected to take the following optional IFRS 1 exemption:

•

to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date.

The Company has also elected to change its accounting policy with respect to mineral properties. Under GAAP, Esperanza capitalized acquisition and development costs on all properties where the Company had title to the mineral rights. Under IFRS, Esperanza has adopted a different policy as disclosed in note 2 of its March 31, 2011 interim financial statements and is only capitalizing acquisition costs.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

14.

 FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)(continued)

Reconciliation of Assets, Liabilities and Equity as at September 30, 2010

	GAAP	IFRS Adjustments	Notes	IFRS
Assets
Current
Cash	$ 7,626,035	$ -		$ 7,626,035
Receivables	204,075	-		204,075
Prepaid expenses and deposits	34,321	-		34,321
	7,864,431	-		7,864,431
Furniture and equipment	40,664	-		40,664
Mineral properties	15,294,839	(13,541,714)	(a)	1,753,125
	$ 23,199,934	$ (13,541,714)		$ 9,658,220
Liabilities
Current
Accounts payable and accrued liabilities	$ 256,343	$ -		$ 256,343
		-
Shareholders' Equity		-
Share capital	39,181,693	-		39,181,693
Reserves	8,565,127	-		8,565,127
Deficit	(24,803,229)	(13,541,714)	(a)	(38,334,943)
	22,943,591	(13,541,714)		9,401,877
	$ 23,199,934	$ (13,541,714)		$ 9,658,220

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Assets, Liabilities and Equity as at December 31, 2010

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$ 10,179,671	$ -		$ 10,719,671
Receivables	273,675	-		273,675
Prepaid expenses and deposits	43,703	-		43,703
	10,497,049	-		10,497,049
Furniture and equipment	44,070	-		44,070
Investment in associated company	2,894,157			2,894,157
Mineral properties	15,593,745	(13,846,735)	(a)	1,747,010
	$ 29,029,021	$ (13,846,735)		$ 15,182,286
Liabilities
Current
Accounts payable and accrued liabilities	$ 463,007	$ -		$ 463,007
		-
Shareholders' Equity		-
Share capital	45,137,136	-		45,137,136
Reserves	9,067,990	-		9,067,990
Deficit	(25,639,112)	(13,846,735)	(a)	(39,485,847)
	28,566,014	-		14,719,279
	$ 29,029,021	$ (13,846,735)		$ 15,182,286

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Loss and Comprehensive Loss for the nine months ended September 30, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS
OPERATING EXPENSES
Accounting and legal	$ 204,538	$		$ 204,538
Amortization	12,055			12,055
Directors’ fees	70,252			70,252
Exploration expenses	551,082	1,926,472	(a)	2,477,554
Foreign exchange	(12,976)			(12,976)
Investor relations and shareholder information	304,280			304,280
Office costs	203,400			203,400
Salaries and administration fees	499,464			499,464
Share-based compensation	1,003,744			1,003,744
Transfer agent and regulatory fees	80,190			80,190
Travel and related costs	17,890			17,890
LOSS FROM OPERATIONS	(2,933,919)	(1,926,472)		(4,860,391)
OTHER ITEMS
Interest income	42,349	-		42,349
	42,349	-		42,349
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (2,891,570)	$ (1,926,472)		$ (4,818,042)
Basic and diluted loss per share	$ (0.06)	$ (0.03)		$ (0.09)
Weighted average number of shares outstanding, basic and diluted	51,922,683			51,922,683

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Loss and Comprehensive Loss for the three months ended September 30, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS
OPERATING EXPENSES
Accounting and legal	$ 60,083	$		$ 60,083
Amortization	3,746			3,746
Directors’ fees	23,547			23,547
Exploration expenses	158,189	515,611	(a)	673,800
Foreign exchange	(2,909)			(2,909)
Investor relations and shareholder information	84,171			84,171
Office costs	66,342			66,342
Salaries and administration fees	184,712			184,712
Share-based compensation	-			-
Transfer agent and regulatory fees	7,932			7,932
Travel and related costs	1,356			1,356
LOSS FROM OPERATIONS	(587,169)	(515,611)		(1,102,780)
OTHER ITEMS
Interest income	20,159	-		20,159
	20,159	-		20,159
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (567,010)	$ (515,611)		$ (1,082,621)
Basic and diluted loss per share	$ (0.01)	$ (0.01)		$ (0.02)
Weighted average number of shares outstanding, basic and diluted	52,898,921			52,898,921

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Loss and Comprehensive Loss for the year ended December 31, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS
OPERATING EXPENSES
Accounting and legal	$ 281,481			$281,481
Amortization	15,633	-		15,633
Directors’ fees	99,606			99,606
Exploration expenses	805,001	2,257,209	(a)	3,062,210
Foreign exchange	(10,640)	-		(10,640)
Investor relations and shareholder information	448,688	-		448,688
Office costs	197,549	-		197,549
Salaries and administration fees	790,390	-		790,390
Share-based compensation	1,003,744	-		1,003,744
Transfer agent and regulatory fees	87,541	-		87,541
Travel and related costs	21,887	-		21,887
LOSS FROM OPERATIONS	(3,740,880)	(2,257,209)		(5,998,089)
OTHER ITEMS
Equity in loss of associated company	(11,808)	-		(11,808)
Interest income	54,999	-		54,999
Miscellaneous income	2,850	-		2,850
Write-off of mineral properties	(32,614)	25,716	(a)	(6,898)
	13,427	25,716		39,143
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(3,727,453)	(2,231,493)		(5,958,946)
Basic and diluted loss per share	$ (0.07)	$(0.04)		$ (0.11)
Weighted average number of shares outstanding, basic and diluted	52,419,610			52,419,610

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Cash Flows for the nine months ended September 30, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS
CASH FLOWS FROM (TO) OPERATIONS
Net loss for the period	$ (2,891,570)	$ (1,926,472)	(a)	$ (4,818,042)
Items not affecting cash:
Amortization	12,055	-		12,055
Amortization included in exploration expense	7,179	6,972		14,151
Stock-based compensation	1,003,744	-		1,003,744
Changes in non-cash working capital items:
Receivables	51,912	-		51,912
Prepaid expenses	(16,582)	-		(16,582)
Accounts payable and accrued Liabilities	(61,642)	57,850	(a)	(3,792)
	(1,894,904)	(1,861,650)		(3,756,554)
INVESTING
Mineral properties	(1,866,751)	1,861,650	(a)	(5,101)
Equipment	(17,794)	-	(a)	(17,794)
	(1,884,545)	1,861,650		(22,895)
FINANCING
Shares issued for cash	6,073,537	-		6,073,537
Shares issue costs	(252,606)	-		(252,606)
	5,820,931	-		5,820,931
Change in cash and cash equivalents in the period	2,041,482	-		2,041,482
Cash and cash equivalents, beginning of period	5,584,553	-		5,584,553
Cash and cash equivalents, end of period	$ 7,626,035	$ -		$ 7,626,035

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

14.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Reconciliation of Cash Flows for the year ended December 31, 2010:

	GAAP	IFRS Adjustments	Notes IFRS
CASH FLOWS FROM (TO) OPERATIONS
Net loss for the year	$ (3,727,453)	$ (2,231,493)	$ (5,958,946)
Items not affecting cash:
Amortization	25,261	-	25,261
Amortization included in exploration expense	-	9,959	9,959
Equity in loss of associated company	11,808	-	11,808
Share based payments	1,003,744	-	1,003,744
Write-off of mineral property costs	32,614	(25,716)	6,898
Changes in non-cash working capital items:
Receivables	(17,688)	-	(17,688)
Prepaid expenses	(25,964)	-	(25,964)
Accounts payable and accrued Liabilities	164,815	38,057	202,872
	(2,532,863)	(2,209,193)	(4,742,056)
INVESTING
Investment in associated company	(2,905,965)	-	(2,905,965)
Mineral properties	(2,215,077)	2,209,193	(5,884)
Equipment	(30,214)	-	(30,214)
	(5,151,256)	2,209,193	(2,942,063)
FINANCING
Shares issued for cash	12,279,237	-	12,279,237
	12,279,237	-	12,279,237
Change in cash and cash equivalents in the year	4,595,118	-	4,595,118
Cash and cash equivalents, beginning of year	5,584,553	-	5,584,553
Cash and cash equivalents, end of year	$ 10,179,671	$-	$ 10,179,671

Note to Reconciliations

a)

Under GAAP, the Company followed the policy of capitalizing mineral property acquisition, exploration and development costs. Upon the adoption of IFRS the Company has decided to capitalize only mineral property acquisition costs and expense exploration and development costs. All of the changes on the preceding reconciliations of balance sheets, statements of loss and comprehensive loss and statements of cash flows are the result of this change in accounting policy.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended September 30, 2011 and 2010

15.

EVENTS AFTER THE REPORTING DATE

In October 2011 the Company exercised all of its 2,079,951 Global Minerals Ltd. (“Global”) share purchase warrants at $0.55 each for a total cash investment of $1,143,973 and acquired 2,079,951 additional common shares of Global to hold a total of 25,573,184 shares which represents approximately 32% of the outstanding shares.